November 26, 2024

J. Douglas Ramsey
Chairman and Chief Executive Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway, Suite 100-929
Irving, TX 75039

       Re: Breeze Holdings Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed November 26, 2024
           File No. 001-39718
Dear J. Douglas Ramsey:

     We have reviewed your revised preliminary proxy statement and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 25, 2024 letter.

Revised Preliminary Proxy Statement on Schedule 14A
We Were Delisted from the Nasdaq . . ., page 9

1. We acknowledge your revised disclosures in response to prior comment 1. Please also revise to disclose whether your being listed is a closing condition to your current merger agreement. In this regard, we note that your being listed was one of your representations in the merger agreement and that the continued accuracy of certain representations is a closing condition. In addition, we also note that you deleted your discussion of other consequences of delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, and any impact on securities holders due to your securities no longer being considered
          covered securities.    Please revise the risk factor to include such
deleted disclosure.
 November 26, 2024
Page 2

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-
8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Mathew Saur